UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant's name into English)

Kiryat Weizmann Science Park
3 Hasapir Street, Building 3, PO Box 370
Rehovot 76100, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/Aa

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated March 2, 2010 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Announces The Results Of Its Extraordinary General Meeting and Annual General Meeting

Attached below are statements relating to an Extraordinary General Meeting and the Annual General Meeting of XTL Biopharmaceuticals.

Extraordinary General Meeting Statement

Ramt Gan, Israel, March 2, 2010 - XTL Biopharmaceuticals Ltd. (TASE: XTL, Pink Sheets: XTLBY.PK) ("XTL" or the “Company") announced the results of its Extraordinary General Meeting of shareholders (the “EGM”) held on March 2, 2010.

At the EGM, the proposal set forth in XTL's proxy statement dated February 1, 2010 (the "Proxy Statement") sent in connection with the EGM, was approved by the required majority of shareholders. The proposal was as follows:

EGM Resolution:

The approval of the issuance of 133,063,688 ordinary shares, nominal value NIS 0.1 each, to all of the shareholders of XTEPO Ltd., pro rata to their shareholdings in XTEPO Ltd., in consideration for the transfer to the Company of all such shareholders’ holdings in XTEPO Ltd.  Following such transfer, the Company shall own 100% of the shares of XTEPO Ltd. and the shareholders of XTEPO Ltd. will own approximately 69.4% of the share capital of the Company.

Annual General Meetings Statement

Ramt Gan, Israel, March 2, 2010 - XTL Biopharmaceuticals Ltd. (TASE: XTL, Pink Sheets: XTLBY.PK) ("XTL" or the “Company") announced today the results of its Annual General Meeting of shareholders (“AGM”) held on March 2, 2010 in Ramt Gan, Israel. At the AGM, all of the proposals set forth in XTL's proxy statement dated February 1, 2010 (the "Proxy Statement") sent in connection with the AGM were approved by the required majority of shareholders. The proposals were as follows:

AGM resolutions:

1.	To ratify the appointment of Kesselman & Kesselman (PwC Israel) to serve as the Company’s auditors for the fiscal year 2009 and to empower the Company’s Board to determine their fees.

2.	To approve the reappointment of Marc Allouche as a Director of the Company until the next Annual General Meeting.

3.	To approve the reappointment of Amit Yonay as a Director of the Company until the next Annual General Meeting.

4.	To approve the reappointment of Boaz Shweiger as a Director of the Company until the next Annual General Meeting.

5.	To approve the reappointment of David Grossman as a Director of the Company until the next Annual General Meeting.

6.	To approve the terms of employment of Mr. David Grossman, the Company’s CEO and Director, including the grant of 1,610,000 registered non-marketable options, exercisable into Company shares.

7.	To approve the grant of a letter of discharge from liability and undertaking to indemnify Company directors.

8.	To approve the grant of 150,000 non-marketable, registered options exercisable into Company shares to Marc Allouche.

9.	To approve the grant of 150,000 non-marketable, registered options exercisable into Company shares to Amit Yonay.

10.	To approve the grant of 150,000 non-marketable, registered options exercisable into Company shares to Boaz Shweiger.

Contact:
Investor Relations, XTL Biopharmaceuticals Ltd.
Tel: +972 3 612 7011, Email: ir@xtlbio.com

Cautionary Statement
Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: March 2, 2010	By:	/s/ David Grossman
David Grossman
Chief Executive Officer